Daniel B. Eng

415-772-9608 DIRECT

deng@weintraub.com

September 3, 2015

Via Edgar

Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SPI Energy Co., Ltd.

Amendment No. 1 to Registration Statement on Form F-4

Filed June 24, 2015

File No. 333-204069

Solar Power Inc.

Form 10-K for fiscal year ended December 31, 2014

Form 10-Q for the Quarterly Period Ended March 31, 2015

Forms 8-K filed February 13, 2015 and March 19, 2015

File No.: 000-50142

Dear Ms. Ravitz:

On behalf of SPI Energy Co., Ltd. (“SPI Energy”), we are responding to the Staff’s comment letter dated July 20, 2015, relating to the SPI Energy’s Amendment No. 1 to Registration Statement on Form F-4 filed on June 24, 2015 and Solar Power, Inc.’s (the “Company’s”) Form 10-K for the year ended December 31, 2014, Form 10-Q for the quarterly period ended March 31, 2015 and Forms 8-K filed on February 13, 2015 and March 19, 2015.

Concurrent with this response letter, SPI Energy is filing amendment number 2 to its Registration Statement on Form F-4 (“Revised Registration Statement”) to respond to the Staff’s comments and to update other information as appropriate. In addition, the Company is filing amendments to its Form 10-K for the year ended December 31, 2014, Forms 10-Qs for the quarterly periods ended March 31, and June 30, 2015, Form 8-K originally filed on December 5, 2014 and amended on February 13, 2015, and Form 8-K originally filed on January 8, 2015 and amended on March 19, 2015, in response to the Staff’s comments.

SPI Energy’s and the Company’s response to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s July 20, 2015 comment letter which have been retyped herein in bold for the Staff’s ease of reference, and the page number references relate to the marked version of the Revised Registration Statement. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the Revised Registration Statement.

SPI Energy Co., Ltd

Form F-4 filed May 11, 2015

1.	We note your response to comment 6, yet it is unclear why you have removed the risk factor “upon further review.” Please clarify why you believe you do not expect to be designated as a utility given your two proposed business models.

SPI Energy advises that the Company is engaged in providing EPC services to project developers as well as developing, owning and operating solar projects that sell electricity to the grid. As it does not sell or otherwise provide electricity to the public, the Company does not expect to be designated as a utility company or subject to regulations concerning public utility in the jurisdictions in which it currently operates.

The e-commerce and investment business…, page 36

2.	While we note your revisions to comment 7, please expand to clarify the extent of the risks. For example, what happens if you are unable to pay investors?

SPI Energy has revised the disclosure on page 37 in response to the Staff’s comment.

If the PRC government finds that the structure, page 41

3.	We note your response to comment 8. It remains unclear how you determined not to include an opinion from PRC counsel regarding your compliance or non-compliance with PRC law. Please advise.

SPI Energy has moved the discussion regarding current PRC regulations and policies regarding ownership of companies conducting business on the internet to the section entitled “E-Commerce and Investment Business” beginning on page 86. The Company has provided a statement that it believes that its proposed structure is in compliance with current PRC regulations and policies.

The shareholders of Solar Energy E-Commerce…, page 43

4.	We note your additional disclosure regarding laws of the State of California in response to comment 9. As it appears this language could imply that the risk is mitigated by these laws, please revise clarify how this could adversely affect investors.

SPI Energy has revised this Risk Factor to eliminate the language. See page 43.

Material United States Federal Income Tax, page 69

5.	It appears you continue to reference holding of SPI Ordinary Shares rather than ADS in the first paragraph. Please revise or advise.

SPI Energy has revised the disclosure to delete reference to SPI Ordinary Shares. See page 69.

Business of Solar Power, Inc., page 75

6.	We note your response to comment 11 and your revisions to page 88. It is unclear why you continue to describe yourself on page 75 as a “leading provider of PV solutions for business, residential, government and utility customers and investors.” It appears from your disclosure you do not provide PV solutions to residential or government customers or to investors, please make appropriate revisions throughout the prospectus or advise.

SPI Energy advises that as disclosed on page 88, the Company distributes PV modules, balance of system components, solar monitoring systems and inverters to retail customers, including residential ones, as part of its Australia distribution business. As disclosed on page 89, the Company sells electricity to off-takers, including government-owned utility companies, as part of its global project development business. As disclosed on page 89, the Company sells projects to investors in the solar business from time to time under BT business model.

7.	We note your response to comment 12, but the revised disclosure you reference on pages 75 and 88 do not appear to describe any primary or greenfield project originations. Please revise to remove the reference to primary or greenfield projects or advise.

SPI Energy advises that as disclosed on pages 75 and 80, the Company started to act as primary developer for one solar project in Japan in 2015, which had not commenced construction as of June 30, 2015. SPI Energy has clarified the disclosure on page 80.

8.	It remains unclear why you believe it is appropriate to state that your projects in development will be “highly sought after by purchasers” based on evidenced of having a purchase agreement or letter of intent for some of the projects. Please revise to remove this statement or advise.

SPI Energy has removed the statement on pages 76 and 80.

9.	We note your response to comment 16 that you include in “projects in announced pipeline” projects the company “intends to acquire.” However, it is unclear what you mean when your response describes the company “intends to acquire” the projects. For example, does that mean you have an agreement to acquire these projects? Please explain and revise your disclosure accordingly.

SPI Energy has revised the disclosure on page 80.

10.	We note your response to comment 53. Please revise your disclosure to include discussion of your contractual arrangements, including that the equity pledge agreements may not be registered and enforceable. Include or modify any related risk factor as necessary.

SPI Energy advises that the Company is in the process of establishing a new corporate structure for the e-commerce business under which Solarbao will be migrated into a newly-established PRC domestic company and one of the Company’s PRC subsidiaries will enter into a new set of contractual arrangements, including an equity interest pledge agreement, with the PRC domestic company and its shareholders. The new e-commerce platform will operate for new investment products while the current e-commerce platform will continue to operate until terms of all existing investment products expire. The Company expects to be able to register the equity interest pledge agreement with the relevant PRC government bureau and consolidate the financial results of the newly-established domestic company as a variable interest entity in its financial statements. SPI Energy has revised the disclosure on pages 23, 42, 87, 88, 120 and 121.

E-Commerce and Investment Business, page 86

11.	We note your response to comment 19 regarding your e-commerce and investment platform. Please clarify what you mean when you state that you are targeting customers “outside China”.

SPI Energy advises that since its launch in early 2015, the e-commerce and investment platform of www.solarbao.com.hk has not sold any products to investors outside China. In July 2015, the Company provided an English language website solely to introduce and provide background information on the Solarbao business model. No investment product is offered or sold to investors outside China. SPI Energy has revised the disclosure on page 86. See also the Company’s response to the Staff’s comment number 12 below.

12.	We note your response to comment 20. It is unclear how you restrict your offers and sales of the investment products you offer on your web site to investors outside the United States. Please provide us your analysis of how you are able to rely on Regulation S for such activities.

SPI Energy advises that assuming that the purchase and lease arrangements of solar panels may be deemed to be investment contracts, and therefor securities within the meaning of the Securities Act of 1933, such sales have been made pursuant to Regulation S as an exemption from registration.

Pursuant to Rule 903(a) of Regulation S, an offer or sale of securities by an issuer shall be deemed to occur outside the United States within the meaning of §230.901 if: (1) the offer or sale is made in an offshore transaction; (2) no directed selling efforts are made in the United States by the issuer; and (3) the conditions of paragraph (b) of Rule 903, as applicable, are satisfied.

Rule 903(b) Additional conditions-(1) Category 1 states that no conditions other than those set forth in §230.903(a) apply to securities in this category. Securities are eligible for this category if: (i) the securities are issued by a foreign issuer that reasonably believes at the commencement of the offering that (A) there is no substantial U.S. market interest in the class of securities to be offered or sold (if equity securities are offered or sold).

The Solarbao e-commerce platform offers PRC residents the ability to participate in the acquisition and lease of a solar power project and is conducted by Solarbao e-commerce, a foreign private issuer. The offer and sale of participation in a solar power project is being made in an offshore transaction and no direct selling efforts are being made in the United States. In that regard, PRC participants who are interested in investing via the Solarbao e-commerce platform are required to place the order on www.solarbao.com, the Chinese language website, enter their individual names and PRC ID numbers, and input account information with a Chinese bank for identification verification purpose. SPI Energy believes that offers and sales of the investment products are restricted to only PRC resident investors and no product has been sold to U.S. persons (or for that matter, any non-PRC resident) within the meaning of Regulation S.

The Solarbao e-commerce website is provided in English for information only. Accordingly, Solarbao e-commerce website has been revised to contain a disclaimer legend to disclose that participations in the program is not being offered to U.S. persons within the meaning of Regulation S and has been posted on www.solarbao.com.hk.

Therefore, SPI Energy does not believe that participation by PRC residents in the solarbao program needs to be registered with the SEC.

13.	We note your response to comment 22 and that the “functionalities have not been fully operational” so you removed the disclosure. It is unclear why you believe it is appropriate to remove this disclosure if the information is available on your web site. It is unclear what you mean when you state that these are “embedded functionalities.” Please revise or advise.

SPI Energy advises that the Company has been exploring a bonus point program that offers “carbon beans,” a form of bonus points, to investors who have purchased PV modules and leased them back on Solarbao. Although these features are embedded in the website design of Solarbao and certain investors have started to accumulate bonus points in their accounts, the program is at a preliminary development stage and none of these points can be currently traded or redeemed. The Company does not believe expanded disclosure is appropriate at this time.

Liquidity, page 105

14.	We note from your response to prior comment 47 that all EPC projects except for the Saiwei project have been billed in accordance with contractual milestones. Please tell us how your discussion considered the requirements of Item 303(a)(1) of Regulation SK. For example, tell us whether the uncertainties related to your ability to collect from your customers will result in or are reasonably likely to result in your liquidity decreasing in any material way. Also explain to us how you determined that your costs and estimated earnings on uncompleted contracts are properly classified as current at December 31, 2014.

SPI Energy advises that the Company has executed a credit risk control over its customers’ collectability. The Company’s credit risk is attributable to gross amount due from several major customers for EPC projects. The Company’s management closely monitors the exposure to these credit risks on an ongoing basis. Individual credit valuation is performed on all these customers and debtors.

The Company focuses on the historical payments and current ability to pay, and takes into account information specific to the customers and debtors as well as pertaining to the economic environment in which the customers and debtors operate. The Company generally requires customers and debtors to settle progress billings and retention receivables in accordance with contract terms. Individual credit terms may be granted to customers and debtors depending on credit assessment carried out by management. However, as the Company increases its exposure to individual customers, concentration of credit risk may arise.

Considering the Company’s current financial position, management believes that the uncertainty of one or two projects’ collectability would not materially result in decreased liquidity. For each EPC project financed by the Company during the construction period, the Company must obtain a project pledge from the customer. Before all the outstanding debts are settled, the pledge will not be released. If a customer is unable to settle the debts, the Company will take over the project and look for buyers. Therefore, the Company believes that uncollectability on some of its projects will not significantly affect the Company’s liquidity.

In general, it takes three to nine months to complete a project and the majority of the contract amount is billed within 90 days after the project is connected to the grid. Therefore, costs and estimated earnings on uncompleted contracts are properly classified as current as of December 31, 2014.

Item 18. Financial Statements

Interim Financial Statements

Note 1. Description of Business and Basis of Presentation, page F-6

15.	Further to your response to comment 54, please explain who the lessee (project developer of the solar PV system) is in your tri-party lease agreements. Discuss whether you are ever the lessee or whether this is always a third party. If third parties are involved, please tell us whether any of the third parties are related parties and the nature of the relationship.

SPI Energy advises that the lessee (project developer of the solar PV system) may be a Company subsidiary or third party in the tri-party lease agreement. As disclosed in notes 1 and 10 in the Form 10-Q for the Quarterly Period Ended June 30, 2015, subsidiaries of the Company are the lessees for substantially all of on-line products launched during the six month period ended June 30, 2015. Lease transactions entered into by the Company subsidiary are eliminated in the consolidated financial statements. The contract value for finance leases entered with third party PV developers amounted to only $146 thousand during this six-month period. Regardless of whether the lessee is a Company subsidiary or an unrelated third party PV developer, the interest-bearing funds provided by individual investors are recorded on the balance sheet as short-term or long-term borrowings as disclosed in note 1 in Forms 10-Q for the Quarterly Periods Ended March 31, 2015 and June 30, 2015.

16.	In response to comment 55, you told us that Solar Energy earns a service fee of 0.5% - 2% of the initial purchase price of the leased assets. In response to comment 54, you told us that the lessee pays you 10% - 12.3% of the purchase price each year, you pay 8% - 10.3% to the investor, and you deduct 0.5% - 2% (the same percentages as those owed to Solar Energy) for your annual fee. Please explain the business purpose of these transactions from your perspective and whether and how you are able to earn revenues that exceed your costs. Explain to us how you evaluate and account for any expected losses related to these contracts. Cite any authoritative literature upon which you are relying.

SPI Energy advises that the Company’s prior response to the Staff’s comment number 55 was incorrect due to a clerical error, and Solar Energy should earn a service fee of 1% of the initial purchase price of the leased assets made by investors as disclosed in paragraph 11 of “Note 1. Description of Business and Basis of Presentation” of the financial statements contained in Form 10-Q for the Quarterly Period Ended March 31, 2015.

The Company’s business purposes are to 1) develop an on-line investing and financing channel for solar PV projects and related products; 2) raise funds from individual and institutional investors for Company and third party solar PV projects through an on-line platform; and 3) make a profit by providing finance lease services through its on-line platform. Company management periodically calculates the revenues and costs of each finance lease project to make sure that there is no loss-making contract by calculating a proper interest rate for the investor and lessee. Currently, most of the Company’s on-line finance lease contracts are related to its solar PV projects, i.e. the Company is the lessee. Although the Company has not generated significant profit from this business, no provision for expected losses is required for these contracts. In addition, the Company believes that the transaction volume of on-line Solar PV business in the PRC will increase in the near future.

According to “Management Measures on Foreign Invested Leasing Trade” issued by Ministry of Commerce People’s Republic of China, an entity must obtain official approval before operating a finance lease business. A subsidiary of the Company has obtained such approval.

17.	Further, explain in more detail how the lease transactions meet the requirements of FASB ASC 840-10-25-43(b) and ASC 840-10-25-42. Tell us where you have reflected these transactions in your financial statements and the amounts included as of and for the six months ended June 30, 2015. In your response, include a discussion of how you are accounting for the payments to Solar Energy.

SPI Energy advises that the Company’s on-line finance lease business accounted for as finance lease transactions in the Company’s consolidated financial statements was immaterial as substantially all of the on-line leasing products launched during the six months period ended June 30, 2015 were related to the Company’s PV projects with one Company PRC subsidiary being the accounting lessor and another Company PRC subsidiary being the accounting lessee. As disclosed in note 10 to the Company’s financial statements contained in Form 10-Q for the Quarterly Period Ended June 30, 2015, the contract value for on-line finance lease transactions entered into with third party PV developers only amounted to $146 thousand. The related lease receivables are recorded as finance lease receivables in the Company’s condensed consolidated balance sheet and the lease income earned is recorded as net sales in the Company’s condensed consolidated statement of operation. The Company accounted for a service fee of 1% of the fund principal payable to Solar Energy as interest expense as such fee is directly attributable to the Company’s borrowings obtained from individual investors and which is part of the borrowing costs.

The Company has performed an analysis for the on-line lease transactions with unrelated third party PV developers according to ASC 840-10-25-42 which are summarized below:

ASC 840-10-25-42	Applicable?	Analysis on contract terms

Lessor-a Collectability of the minimum lease payments is reasonably predictable	Met	The Company determined that the collectability of the minimum lease payments is reasonably predictable because 1) the lessees owned the PV projects with stable cash flow generated through the supply of electricity from such projects during their useful years, i.e. 25 years; and 2) the Company usually requests a payment guarantee from the owner of the PV project.

Lessor-b No important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease	Met	The Company did not provide any guarantee for the performance of the leased products in a manner more extensive than a typical product warranty, which is completely bore by the module or panel manufacturer, or to effectively protect the lessee from obsolescence of the leased products according to the sales and finance lease contracts.

Conclusion: the Company’s solar module lease is qualified as a Capital lease because it meets the criteria of “d. Minimum lease payments” in paragraph 840-10-25-1 and both of the criteria in paragraph 840-10-25-42.

ASC 840-10-25-43	Applicable?	Analysis on SPI’s transaction

Any of the criteria in paragraph 840-10-25-1 and both of the criteria in paragraph 840-10-25-42.	Met	Please see analysis above.

The lease not gives rise to manufacturer’s or dealer’s profit (or loss) to the lessor (that is, the fair value of the leased property at lease inception is greater or less than its cost or carrying amount, if different)	Met

a) The Company’s on-line leasing business mainly provides an internet financing channel and a platform for PV-related products through which the Company and third party PV project developers obtain project funding;

b) All leased products are sourced from unrelated third party manufacturers who directly deliver the products to the third party PV project developers. The Company’s purchase price from third party manufacturer is at market price; and

c) Implicit interest rate of the finance lease approximates 10% to 13% which is consistent with the PRC finance leasing industry practice.

Not meet the criteria for a leveraged lease.	Met	The Company’s on-line lease transactions do not meet the criteria for a leveraged lease. The on-line leases do not involve a long-term creditor who provides the financing without nonrecourse according to the purchase and finance lease contracts.

Conclusion: The Company’s leases are qualified as direct financing lease.

18.	As a related matter, please explain what agreements were enforceable at March 31, 2015. Explain to us how you evaluated those agreements under FASB ASC paragraphs 810-10-25-38 through 38J.

SPI Energy advises that as of March 31, 2015, the following agreements were enforceable: i) power of attorney; ii) call option agreement; and iii) consulting services agreement. Currently, the equity pledge agreement is not enforceable because the registration of the equity pledge agreement with the relevant PRC government bureau has not been completed as one of the shareholder’s 60% equity in Solar Energy is restricted for pledge and transfer. The Company is in the process of resolving this matter. Although the call option agreement was enforceable as at March 31, 2015, its execution is subject to the resolution of the abovementioned restriction on the transfer by the 60% shareholder in Solar Energy.

Company management evaluated these agreements according to the standards under FASB ASC 810-10-25-38 through 38J. These standards state that a reporting entity shall consolidate a VIE if that reporting entity has a variable interest (or combination of variable interests) that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. A reporting entity shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both. The evaluation process included:

a.	assess whether the Company has a controlling financial interest in the VIE;

b.	assess whether the Company has the power to direct those activities most significantly impacting the VIE’s economic performance, which shall not be affected by the existence of kick-out rights or participating rights unless the Company has the unilateral ability to exercise those kick-out rights or participating rights; and

c.	assess situations in which the Company’s economic interest in a VIE, including its obligation to absorb losses or its right to receive benefits, is disproportionately greater than its stated power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

The four agreements were entered into with the goal to consolidate Solar Energy as a VIE. However, the restriction on pledge and transfer of by the 60% shareholder of Solar Energy not only affects the execution of the equity pledge agreement but creates uncertainty regarding the other agreements. This uncertainty, in turn, results in the Company not being able to effectively control the VIE. Accordingly, Solar Energy will not be a consolidated VIE of the Company until the share pledge issue is resolved. See also our response to comment no. 10 above regarding the Company’s plan for these VIE arrangements.

Note 8. Prepaid Expenses and Other Current Assets, page F-12

19.	We note from your response to comment 57 that under the Acquisition Framework agreement, you shall acquire 95.68% of the shares in Guo Dian Nai Lun Te Zuo Qi Photovoltaic Power Generation LLC at an aggregate purchase price of $100 million. Please reconcile this with your disclosure in this footnote, which indicates the deposit under the Acquisition Framework agreement is not related to any specific entities’ acquisitions. Revise to disclose the nature and terms of your commitment in the notes to the financial statements. Refer to FASB ASC 440-10-50-1.

SPI Energy and advises that the deposit of RMB30 million disclosed in the footnote is under the Acquisition Framework agreement dated October 22, 2014, and the deposit is related to the acquisition of the 95.68% equity interest in Guo Dian Nai Lun Te Zuo Qi Photovoltaic Power Generation LLC. Although due diligence is still ongoing and the Company may be satisfied, there is no obligation for the Company to complete the acquisition. The Company has revised the disclosure regarding prepaid expenses in note 9 on page F-23 in the Form 10-K/A for the year ended December 31, 2014. In addition, the Company has also revised the disclosure of commitment in note 22 on page F-38 in the Form 10-K/A for the year ended December 31, 2014 to add clarity.

Note 19. Commitments and Contingencies

Capital Commitments, page F-23

20.	In response to comment 58, you told us that the capital commitments of $56.5 million as of March 31, 2015 were related to contracts signed with vendors for services rendered or components, including solar modules used in the construction of solar PV systems being developed by you. The current disclosure on page F-23 states that the amount relates to commitments to acquire the business and property, plant and equipment associated with your expansion of the PV solar systems business which is not consistent with your response. Please correct the disclosure.

SPI Energy advises that the Company has clarified the disclosure of commitment in note 22 on page F-38 in the Form 10-K/A for the year ended December 31, 2014.

21.	Further, in regards to your incomplete acquisitions, please revise the filing to explain why commitments made under definitive framework agreements have not been included in your capital commitments disclosures. Refer to FASB ASC 440-10-50-1.

SPI Energy advises that the Company has clarified the disclosure of commitment in note 22 on page F-38 in the Form 10-K/A for the year ended December 31, 2014.

Annual Financial Statements

Note 2 – Summary of Significant Accounting Policies

(h) Receivables and Allowance for Doubtful Accounts, page F-37

22.	The information in your response to comment 36 is different than your disclosure on page F-37. We note that 95% and 92% of your revenues in 2014 and 2013, respectively, relate to EPC services based on Note 24. The current disclosure in this note appears to relate to product sales, such as solar modules. Please revise your discussion of payment terms and accounting policies for bad debt expense to address your EPC services business. Refer to FASB ASC 310-10-35-8.

SPI Energy advises that the Company has added disclosure on payment terms in note 2(h) on page F-11 in the Form 10-K/A for the year ended December 31, 2014. The Company’s accounting policy on allowance for doubtful debt as disclosed in that footnote relates to the Company’s EPC service business and complies with the ASC310-10-35-8 requirement of recognizing a loss when it is probable that an asset has been impaired and the amount of the loss can be reasonably estimated.

(q) Revenue Recognition, page F-41

23.	In response to comment 40, you told us that costs for direct materials and solar modules are included as part of the costs incurred for percentage of completion when those direct materials and solar modules have been permanently placed or affixed to the solar power system as required by engineering designs. Please revise your disclosure to clearly disclose this accounting policy for your direct material and solar module costs under percentage-of completion accounting.

SPI Energy advises that the Company has revised the disclosure on direct material and solar module cost under POC accounting in note 2(q) on page F-15 in the Form 10-K/A for the year ended December 31, 2014.

24.	Further to your response to comment 43, considering the possible changes to the revenues you derive under your PPA agreements, please tell us whether you test the recoverability of these assets in response to those changes. Summarize the results of any reviews you performed in 2013, 2014, or through June 30, 2015. Refer to FASB ASC 360-10-35-17 and 35-21.

The possible change to revenue is applicable to the PV solar systems of Sinsin, Xinte and Aerojet which were grid connected in October 2013, December 2013 and December 2009, respectively.

The Company acquired Sinsin and Xinte in December 2014. At the time of acquisition, the Company determined the fair value of the acquired PV assets based on their discounted cash flows, which have factored in those latest changes of PPA contract period, feed-in-tariff (“FIT”), and government subsidy policy. As at December 31, 2014 and through June 30, 2015, the Company reviewed the facts and circumstances and concluded that there were also no changes in PPA contract period, FIT terms, government subsidies and other factors that are considered as a potential indicator for impairment.

The Aeroject project contract period and FIT are fixed in the PPA agreement and are not subject to change or uncertainties. As at December 31, 2013 and 2014 and at each quarter ended March 31, and June 30, 2015, the Company performed review on impairment indicators similar to those of Sinsin and Xinte. Based on the results of such review, the Company concluded that there was no event or circumstance indicating that the Aeroject projects may not be recoverable.

Note 3 – Business Combinations, page F-44

(a) Acquisition of Sinsin, page F-44

25.	Further to your response to prior comment 44, please explain your process for determining the fair value of the eight acquired photovoltaic plants and how that process considered the fair value of the related intangible assets related to the license and permits and PPA agreements. We note that the amount of goodwill recognized for this acquisition, $66 million, is significant considering the nature of the business acquired. Please provide us with a more detailed explanation of how you considered the valuations for the photovoltaic plants acquired and what the value of the goodwill represents. Tell us about any intangible assets acquired that did not qualify for separate recognition. Refer to FASB ASC 805-30-50-1(a).

SPI Energy advises that the Company determined and recognized the fair value of permits, license and PPA agreements together with the PV plants as a single asset for financial reporting purposes in accordance with ASC805-20-55-2(b) as they have similar useful lives. As grid-connected PV plants, the permits, licenses, PPA agreements and the PV plants (collectively the “Project Assets”) acquired are interdependent and can only generate cash flows from the supply of electricity together. In this regard, the Company engaged an independent third-party appraiser in determining the fair value of the Project Assets for each of the acquired eight plants using the discounted future cash flow method. The Company prepared financial projections for each PV plant which considered: 1) the PV plant’s economic useful life; 2) the PPA agreements terms including the feed-in-tariff under Greek law; 3) the irradiation, degradation and capacity for the PV plants based on technical reports; and 4) estimated operating expenses based on historical data, trends and contracts such as operation and maintenance contracts previously signed.

Except for the above, there were no identifiable intangible assets that did not qualify for separate recognition related to the Sinsin acquisition.

In addition, prior to 2014, the Company was primarily engaged in providing EPC services to developers in the U.S. In 2014, the Company revisited this business strategy and decided to commence its global project development business by quickly ramping up a portfolio of global solar projects under an independent power producer model, or IPP model, or build-and-transfer model, or BT model, through acquisitions. Prior to the Sinsin acquisition, the Company had a portfolio of PV projects primarily located in U.S. under the BT model, in addition to providing EPC services in U.S. and the PRC. The Company determined that based on the prevailing global PV industry, a balanced portfolio of IPP and BT projects located in Europe and U.S., together with EPC services, could (i) strengthen the Company’s recognition as a global project developer and leading PV solution provider, (ii) facilitate further expansion and market development of the Company’s PV projects in Europe using the IPP model and BT model, and (iii) provide synergy to the Company’s EPC services business with the potential added beneficial of reducing the risk profile of the Company’s global PV projects. However, prior to the Sinsin acquisition, the Company neither had operating history under the IPP model nor significant experience with PV development projects located in Europe. The Company determined that a successful acquisition of Sinsin, which owned and operated PV plants in Europe, would be a key milestone for achieving the above strategy. Accordingly, in light of the Company’s goals, the Company was willing to pay a premium to purchase the Sinsin’s PV project as compared to other bidders who may have had a more established reputation and longer operating history and may have not wanted to pay a premium. Goodwill primarily represents the anticipated business synergies mentioned above from combining the Company’s prevailing business with the acquisition of Sinsin.

(b) Acquisition of Xinte, page F-45

26.	With respect to the Share Pledge Agreement, please describe to us the significant terms of the Purchase and Factoring Agreement referred to in your response to comment 45. Include an explanation related to your reference to Xinte and SPI Meitai Suzhou advancing payments in accordance with the Purchase Agreement and Factoring Agreement. Also, tell us the payment terms for your purchase consideration of Xinte and how much you have paid to date.

The significant terms of the purchase agreement which was disclosed in Exhibit 10.1 to Form 8-K filed on January 8, 2015 are set forth as follows.

Purchase Agreement

a.	The total contract price for the Xinte share transfer is RMB 206 million of which RMB 43 million is to be settled in cash, and the balance of RMB 163 million will be used to settle the accounts payable arising from EPC services due to TBEA Sunoasis. The Company will make direct payment to Xinte to repay the TBEA Sunoasis amount.

b.	Within 10 working days of the effective date, the Company will pay a down payment equal to RMB 30.9 million which represents 15% of the contract price.

c.	After receiving the down payment, TBEA Sunoasis shall cooperate with third party agencies engaged by the Company to complete due diligence including legal, financial, business and project issues, including project delivery activities. As part of the acquisition, TBEA Sunoasis will obtain a factoring loan covering 70% of total contract price of RMB 144.2 million for a period of 12 months (i.e. due in December 2015 according to the Factoring Agreement referred below). The Company has guaranteed Xinte’s payment obligation to the factoring bank arising from EPC service due to TBEA Sunoasis, which obtained the factoring loan and is the primary obligator to the factoring bank. Further, as part of the acquisition, the Company has pledge 85% of the Xinte shares to TBEA Sunoasis.

d.	Within 10 working days of completion of due diligence, TBEA Sunoasis will issue an one-year quality guarantee in the amount of RMB 10.3 million to the Company. The Company agreed to settle the remaining 15% balance of the total contract price on or before May 30th, 2015 after it has received the quality guarantee.

e.	Prior to the Company’s last payment, TBEA Sunoasis will assist the Company to apply for electricity subsidies of Xinte’s PV plants from the relevant PRC bureau and in obtaining land certificates. In the event TBEA Sunoasis cannot assist the Company in achieving these objects, the Company has a right of offset against the outstanding payable to TBEA Sunoasis.

Factoring Agreement:

The factoring financing amounts to RMB 144.2 million for a period of 12 months (due at the end of December 2015) and bears interest at 5.88%. The Company has guarantee Xinte’s payment obligation to TBEA Sunoasis who obtained the factoring loan.

The Xinte and Meitai advance payment refers to the RMB 30.9 million down payment referred to in b. above of the Purchase Agreement. The pledge of the Xinte shares will be terminate upon the Company making the down payment and Xinte fulfilling its payment obligation.

The original payment terms are set out in b. to d. above.

Prior to the acquisition date, Xinte had already settled RMB 16 million of RMB163 million arising from EPC services due to TBEA Sunoasis. Due to Xinte’s partial settlement of the payable prior to the acquisition, the consideration for the acquisition was determined to be RMB 190 million, comprised of cash of RMB 43 million and assumed liability of RMB 147 million with an adjusted payment schedule listed below:

For the payment referred in b. above, the down payment was adjusted to RMB 20 million from RMB 30.9 million, which has been settled.

The factoring payment referred in c. above of approximately RMB 144 million will be settled at the end of December 2015 when it is due.

The remaining payable amount referred in d. above was adjusted to RMB 26 million from RMB 30.9 million, which has not been settled by the Company as the approval the relevant PRC bureaus for Xinte’s entitlement of electricity subsidiary and Xinte’s land certificate have not yet been obtained in accordance with e. above.

Note 7. Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts, page F48

27.	With respect to your response to comment 47, please address the following:

•	For each of the three projects, briefly describe to us the nature and size of the project and the expected dates for meeting the payment milestones.

•	Tell us whether the customers, other than Saiwei, have paid the 3-10% down payment and have otherwise met all of their payment obligations. Discuss the amounts and status of any amounts that are past due or were not remitted according to the original terms. Your response only appears to address that you billed the customers but not whether they paid.

•	Describe to us the terms of the guarantee for which the customer withholds 5–10% of the payment and how you consider the guarantee in your accounting.

SPI Energy advises that the nature, size and the expected dates for meeting the payment milestones of the three EPC projects are set forth below:

			Amounts in million
Project name	Nature	Size	Contract sum(included VAT)	Payment received	Finance Leasing receivable	Past due balance	Expected payment date
Saiwei Project	Roof-top Solar system	21MW	27.0	2.3	11.3	13.4	End of November 2015
Zhongwei Project	Ground Solar system	30MW	41.1	2.4	N/A	—	End of October 2015
Alashan Project	Ground Solar system	20MW	32.9	1.0	N/A	—	End of November 2015

The Company has received the down payment for these three EPC projects. Except for the Saiwei project, all EPC projects were billed and settled in accordance with original contractual milestones as of the date of this response letter. Regarding the details of Saiwei project, please see response to 28.

The guarantee will be paid one year after project completion and connection to the grid, which is consistent with EPC industry practice in China to withhold 10% of the contract price for one year. The Company has no significant performance obligations in respect of the PV systems during this one year period.

28.	With respect to the Saiwei project, your response states that the project is 100% complete. To help us better understand the status of the project, please address the following:

•	Tell us the amount of any payment obligations this customer has made under the agreement.

•	Tell us the amount of revenues and costs recognized for this project in your financial statements for each period presented.

•	Explain why, if the project is complete, you have not billed the customer and you continue to include $18 million in costs and estimated earnings in excess of billings.

•	Tell us in more detail why you refer to your discussions with the customer as settlement discussions and why you believe the risk of non-recoverability is low and no bad debt reserve is accrued. If the customer is disputing any of the amounts, please describe the dispute and tell us the amounts disputed.

SPI Energy advises the Staff that the customer has paid $2.3 million representing the down payment of the total contract sum of $27 million (including VAT) as of the date hereof.

The Company recognized revenue, net of VAT, and costs of $23.6 million and $16.7 million, respectively, in the Company’s statement of operation for the year ended December 31, 2014. No revenue and costs was recognized before and after 2014.

As the project was only completed shortly before December 31, 2014, the Company had not yet billed the customer prior to year-end. Accordingly, the balances were not transferred from costs and estimated earnings in excess of billings to the accounts receivable as at December 31, 2014.

There has been no dispute with respect to the contract sum and the outstanding amount due from the customer. The customer of Saiwei Project is Xinyu Realforce Energy Co., Ltd. (“Realforce”), a PRC state-owned enterprise. Although Realforce had only made down payment and the remaining outstanding balance is overdue as June 30, 2015 and as of the Company’s July 20, 2015 response letter, the Company has assessed that the risk of recoverability is low and no bad debt reserve is required based on the following analysis: 1) it is a normal practice for PRC state-owned enterprises to delay payment; 2) risk of default by PRC state-owned enterprise is considered very low; 3) there is no dispute regarding contract price and outstanding amount due from Realforce; and 4) Realforce has proactively communicated with the Company about its business plan. Based on the Company’s review of the facts and circumstances, there is no indication that Realforce balances would not be recoverable.

As disclosed in note 7 to the Form 10-Q for the quarterly ended June 30, 2015, Realforce entered into a sales and leaseback agreement with the Company in April 2015 for the purpose of settling part of the outstanding receivable arising from the Saiwei project. The lease is for a 10 year period and carries interest at 10% per annum. The transaction was accounted for as a finance lease. As a result of this arrangement, the Realforce receivable balance due of $11.2 million, being the fair value of certain solar PV components purchased from and leaseback to Realforce, was settled and finance lease receivable of the same amount was recognized on the Company’s consolidated balance sheet at the date of the transaction. The respective portion of this lease receivable due for payment within one year and over one year are classified under current assets and non-current assets, respectively. On July 15, 2015, the Company received from Realforce the first installment payment of $0.2 million in accordance with the lease.

The Company also noted that Realforce obtained approval from Development and Reform Commission of Jiangxi Province in the PRC on July 6, 2015 to supply and sell the electricity generated from the 21 MW roof top system to the PRC state grid which could facilitate Realforce arranging for PRC bank project financing for this roof top system. Based on discussions with Realforce, the Company expects that the Realforce accounts receivable balance of $13.6 million will be paid by November 2015.

100% equity interests in Realforce has been pledged by the shareholder of Realforce to the Company to secure Realforce’s payment obligations under the finance lease and the outstanding accounts receivable.

Based on the above, the Company believes that the risk of recoverability from Realforce is low and no bad debt reserve is required.

Note 20. Income Taxes, page F-60

29.	We note your response to comment 48. Please amend to include the disclosure required by ASC 740-30-50-2(b).

SPI Energy has provided the disclosure in the Form 10-K/A for the year ended December 31, 2014.

Note 24. Segment information, page F-65

30.	We note your response to comment 50. Please provide us with the following additional information about your segments. The information should be based on the company’s current operations.

•	Please tell us the titles of the person (or persons) that you designate as your CODM. Refer to FASB ASC 280-10-50-5 and 50-8.

•	Please provide us with your organizational chart showing the management reporting structure for your operations. The chart should at least include the CODM along with any positions that report directly to the CODM and may also need to include other levels of management, such as the next level of positions directly reporting to the direct reports of the CODM.

•	Please describe the contents of the information that your CODM regularly reviews to make decisions about resources to be allocated and assess performance. Include the frequency of the information, how the information is provided, and the type of information included. Refer to FASB ASC 280-10-50-1.

•	Please explain your budgeting process. Include a discussion of the frequency of the budgeting process and the structure and levels at which budgets are prepared. Explain how the budgets are used by management.

•	Please briefly explain the nature of any performance-based compensation for the management shown in the organization chart.

SPI Energy replies to each bullet comment as listed below.

a.	The Company’s chief operating decision maker (“CODM”) is Mr. Xiaofeng Peng, Chairman of the Company.

b.	The Company has no separate division for business and product lines and its operation and business are managed as a whole. The management reporting structure including the positions that directly report to the CODM and other levels of management who report to the positions that directly report to the CODM are set out below:

c.	Except for the Company’s annual budget, and annual and quarterly consolidated financial statements that require board of directors’ approval, the Company’s CODM is not provided on a regular basis with any further analysis or report with discrete financial information for each line of business. As mentioned in response 25 above, the Company revisited its business strategy in 2014 and decided to commence a global project development business by quickly ramping up a portfolio of global solar projects through acquisitions. In view of this strategy, the dynamic environment of PV industry in recent years and board review, the CODM allocated resources primarily based on his view of the global industry trends and development including potential locations where the Company shall acquire project assets and where the Company should implement the on-line platform business model, and assess the performance based on operating data including but not limited to megawatt size of projects in other countries and regions and obtaining funding for such development. Such operating data are generally provided to the CODM upon his request.

d.	Based on the CODM’s vision and Company’s business strategy, the Chief Financial Officer prepares an annual budget, including obtaining financing required to achieve the business strategy, for board of directors’ approval. The Company’s annual budget includes consolidated financials and a project portfolio breakdown. The CFO also prepares rolling annual forecast on a quarterly basis, based on the changing factors foreseen during the next period, along with explanation and analysis for any significant variance between budget and actual results. The budgets and rolling forecasts are used by the board of directors as a monitoring tool instead of resources allocation, and also for consideration of capital raising requirements.

e.	The Company experience growth during 2014 with total revenue $42.6 million in 2013 increasing to $91.6 million in 2014, and net assets increasing from negative $2.9 million as at December 31, 2013 to $262.1 million as at December 31, 2014. As a reward to Company’s management for their contribution in 2014, the Company issued an aggregate of 19,200,000 shares of restricted common stock to Chairman, Vice President and CFO, in March 2015. The Company has not implemented any performance objectives for management listed in the chart above.

Note 25. Related Party Transactions, page F-66

31.	For each material related party transaction disclosed, please revise to disclose the nature of the relationship(s) involved as required by FASB ASC 850-10-50-1(a).

SPI Energy advises that the Company only had related party transactions and balances with LDK for the years ended December 31, 2013 and 2014. The Company’s relationship with LDK has been disclosed on page F-14, under “Note 2 (o). Product warranties” of Form 10-K/A.

32.	In the sixth paragraph you disclose that payables of $32.7 million were netted against Receivables of $3.9 million, amounting to a net payable of $28.8 million as of December 30, 2014, and this amount was subject to your settlement agreement with LDK HK. Please respond to the following:

•	Reconcile the net payable subject to the settlement of $28.8 million, with the similar disclosure on page 119 stating that the amount subject to settlement is $17.8 million.

•	Reconcile the parties to the settlement agreement. For example, on page F-66 you disclose that the agreement is with LDK concerning LDK HK, while on page 119 you disclose that the agreement is with LDK Solar HK.

•	In the second paragraph of this note, you disclose that there are no accounts receivable from LDK as of December 31, 2014. Please reconcile with your disclosure in the sixth paragraph that accounts receivable from LDK were $3.9 million as of December 31, 2014.

•	In the third paragraph of this note, you disclose that accounts payable to LDK as of December 31, 2014 are $34.2 million. Please reconcile with your disclosure in the sixth paragraph that accounts payable from LDK are $32.7 million as of December 31, 2014.

SPI Energy and the Company has revised the disclosure on Form F-4, Form 10-K/A for the year ended December 31, 2014, Forms 10-Q for the Quarterly Period Ended March 31, 2015 and June 30, 2015 to add clarity. In response to the bullet comments, the Company’s responses are as follows.

The settlement amount was $28.8 million.

The Company signed the settlement agreement with LDK Solar International Company Limited (“LDK HK”). LDK HK is a wholly-owned subsidiary of LDK Solar.

The settlement arrangement was agreed to on December 30, 2014. On that date, the Company had a receivable of $3.9 million due from LDK HK and its subsidiaries (LDK HK Group) and a payable of $32.7 million due to LDK HK Group. The Company and LDK HK agreed settle the receivable and payable on a “net basis” and the payable balance of $28.8 million became the subject of settlement. No accounts receivable was due from LDK Solar and its subsidiaries as at December 31, 2014.

The accounts payable of $32.7 million was due to LDK HK Group as of December 30, 2014 prior to the net settlement. The accounts payable of $34.2 million was due to LDK Solar and its subsidiaries (i.e., not limited to LDK HK Group) as of December 31, 2014 after the effective date of the settlement arrangement.

33.	In the sixth paragraph, you also disclose that you paid LDK $380,000 in December 2014 and, excluding the liability of $17.8 million to be waived under the settlement, you had a remaining payable of $16.4 million as of December 31, 2014 which is still subject to previously agreed terms of payment. Please tell us whether the $16.4 million is in addition to the $11 million owed to LDK HK and reconcile your disclosures in this note regarding your payables to show us how those amounts consider the remaining payable of $16.4 million. Disclose the payment terms for the $16.4 million as required by FASB ASC 850-10-50-1(d).

SPI Energy advises that the Company has revised the disclosure on Form 10-K/A for the year ended December 31, 2014, and Forms 10-Q for the Quarterly Period Ended March 31, 2015 and June 30, 2015 to clarify the payment terms of the $11 million settlement.

34.	Please revise to disclose the payment terms for the settlement agreement, similar to your disclosure on page 119, as required by FASB ASC 850-10-50-1(d).

As part of the Company’s response to comment no. 33, the Company has revised the disclosure in note 25 on page F-41 in the Form 10-K/A for the year ended December 31, 2014.

35.	Provide a similar reconciliation for the amounts in Note 22 on page F-25 for your balances as of March 31, 2015. Disclose the payment terms for the $12.9 million as required by FASB ASC 850-10-50-1(d).

The Company has revised the disclosure on page F-25 in the Form 10-Q/A for the quarterly period ended March 31, 2015.

Note 26. Subsequent Events, page F-66

(b) Business Acquisitions, page F-67

36.	We note from your response to comment 51 that Solar Power filed financial statements and pro forma financial information for the acquisition of Sinsin in a Form 8-K. Please explain to us why these financial statements and pro forma information are not provided in your Form F-4 pursuant to Item 14(h) of Form F-4 and Rule 3-05 and Article 11 of Regulation S-X, and provide us with your computations of significance for Sinsin as they relate to SPI Energy. We note that the Form 8-K filed by Solar Power is not incorporated by reference into the Form F-4. Provide similar explanations and information for your other probable acquisitions.

The financial statements and pro forma information related to the acquisitions of Sinsin and Xinte have been included in Revised Registration Statement as the acquisition amount of Sinsin and Xinte exceeds 20 percentage of the total asset value of the Company as of the most recently completed fiscal year end and such acquisitions are regarded as material transactions to the Company.

In addition, the financial statements and pro forma information related to the acquisition of Solar Juice Pty Ltd (“Solar Juice”) are being filed with the Revised Registration Statements as the amount of profit before tax of Solar Juice exceeds 20 percentage of the profit before tax of the Company of the most recently completed fiscal year and such acquisition is regarded as a material transaction to the Company.

(d) Acquisitions through Contractual Agreements, page F-68

37.	Please revise to disclose the nature of the relationships involved with the nominee equity holders as required by FASB ASC 850-10-50-1(a).

The Company has revised the disclosure in Note 26 on page 42 in the Form 10-K/A for the year ended December 31, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2014

38.	We note the changes made to your Form F-4. Where applicable, please amend your December 31, 2014 Form 10-K and March 31, 2015 Form 10-Q to make similar changes.

The Company has filed amendments to its Form 10-K for the year ended December 31, 2014 and Forms 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015 in response to the Staff’s comment.

Forms 8-K filed February 13, 2015

Exhibit 99.7

39.	We note your response to comment 60. As noted in Rule 11-02(a) of Regulation S-X, pro forma statements should assist investors in analyzing the future prospects of the registrant. Given that partial results of these subsidiaries are included in Sinsin’s December 31, 2013 results of operations, it would appear that investors would better analyze these future prospects if provided with a pro forma statement of operations for the entire period ending December 31, 2013. In addition, we note that Sinsin incurred significant expenses during the period ending December 31, 2013. Please amend the filing to provide a pro forma statement of operations for the year ended December 31, 2013 to comply with Rule 8-05(b)(1) of Regulation S-X.

SPI Energy has included the pro forma statement of operations for the year ended December 31, 2013 in the Revised Registration Statement.

If you have any questions regarding this letter, please do not hesitate to the undersigned at (415) 772-9608.

Very truly yours,

weintraub|tobin

/s/ Daniel Eng

SPI Energy Co., Ltd.

SPI Energy Co. Ltd. hereby acknowledges to the Staff as follows:

•	SPI Energy Co. Ltd. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SPI Energy Co., Ltd.

/s/ Amy Jing Liu
Amy Jing Liu, Chief Financial Officer